J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

January 3, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

RE:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of

JPMorgan Large Cap Growth ETF (the “Fund”)

File Nos. 333-191837 and 811-22903

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”) as they relate to the Fund:

Amendment Number	Date Filed	Submission Type	Accession Number
348	1/3/2022	485BXT	0001193125-22-000521
343	11/30/2021	485BXT	0001193125-21-343216
339	11/4/2021	485BXT	0001193125-21-320375
334	10/5/2021	485BXT	0001193125-21-291598
330	9/3/2021	485BXT	0001193125-21-265527
327	8/5/2021	485BXT	0001193125-21-237964
325	7/7/2021	485BXT	0001193125-21-209659
319	6/7/2021	485BXT	0001193125-21-183791
318	5/6/2021	485BXT	0001193125-21-152731
317	4/8/2021	485BXT	0001193125-21-109848
315	3/9/2021	485BXT	0001193125-21-074005
309	2/5/2021	485BXT	0001193125-21-030484
307	1/8/2021	485BXT	0001193125-21-004991
303	12/9/2020	485BXT	0001193125-20-313493
297	11/9/2020	485BXT	0001193125-20-288787
291	10/8/2020	485BXT	0001193125-20-266114
286	9/10/2020	485BXT	0001193125-20-243079
279	8/14/2020	485BXT	0001193125-20-220121
275	7/16/2020	485BXT	0001193125-20-193701
270	6/16/2020	485BXT	0001193125-20-169969
262	5/15/2020	485BXT	0001193125-20-143479
256	4/16/2020	485BXT	0001193125-20-108817
246	2/3/2020	485APOS	0001193125-20-022964

The Amendments relate to the Fund, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

Please contact the undersigned at 614-213-4020 if you have any questions.

Very truly yours,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Secretary